FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement of resolutions passed at extraordinary general meeting of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on May 14, 2008; and
2.	an announcement on change of sessions of the board of directors and supervisory committee of the Registrant, made by the Registrant on May 14, 2008.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING

This announcement sets out the resolution passed at the AGM convened on 13 May 2008.

Reference is made to the notice of meeting of 2007 annual general meeting (the “AGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 26 March 2008 and the supplemental notice thereof dated 23 April 2008.

The AGM was held at 9:00 a.m. on 13 May 2008 at Holiday Inn Central Plaza Beijing, 1 Caiyuanjie, Xuanwu District, Beijing, the People’s Republic of China (the “PRC”). As entrusted by Mr. Li Xiaopeng, Chairman of the Company, Mr. Huang Long, Vice Chairman of the Company, presided over the AGM as the chairman.

As at the record date (i.e. 11 April 2008), there were totally 12,055,383,440 shares of the Company entitled to attend the AGM to vote for or against the resolutions tabled thereat. Shareholders and authorised proxies holding an aggregate of 8,891,607,791 shares of the Company, representing 73.76% of the total shares of the Company, were present at the AGM. Holders of 521,769,768 H shares of the Company, through HKSCC (Nominees) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf. Holders of 39,211,320 H shares of the Company, through HSBC Nominees (Hong Kong) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf.

None of the holders of the share of the Company shall abstain from voting on the resolutions tabled at the AGM under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Hong Kong Registrars Limited, the share registrar of the Company, jointly with Haiwen & Partners, the Company’s PRC counsel, acted as the scrutineer for the vote-takings.

After reviewing the resolutions proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of a poll to approve the following resolutions:

Ordinary Resolutions
1.	The working report from the board of directors of the Company for year 2007 was considered and approved.

8,882,377,989 shares, representing approximately 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 8,000 shares were voted against.

2.	The working report from the supervisory committee of the Company for year 2007 was considered and approved.

8,882,377,989 shares, representing 100% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and nil share was voted against.

3.	The audited financial statements of the Company for year 2007 was considered and approved.

8,882,377,989 shares representing 100% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and nil share was voted against.

4.	The profit distribution plan of the Company for year 2007 was considered and approved.

8,897,059,791 shares, representing 100% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and nil share was voted against.

5.	The proposal regarding the re-appointment of the Company’s auditors for year 2008 was considered and approved.

8,897,050,151 shares, representing 100% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and nil share was voted against.

Special Resolution

6.	The proposal regarding the issue of short-term debentures was considered and approved.

8,500,769,689 shares, representing approximately 95.68% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 383,860,022 shares were voted against.

Ordinary Resolutions

7.	Proposal regarding the election of the new session of the Board of Directors of the Company:

	7.1	The re-appointment of Mr. Li Xiaopeng as director of the Company, with immediate effect, was considered and approved.

8,895,789,711 shares, representing approximately 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 1,268,000 shares were voted against.

	7.2	The re-appointment of Mr. Huang Yongda as director of the Company, with immediate effect, was considered and approved.

8,895,789,711 shares, representing approximately 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 1,268,000 shares were voted against.

	7.3	The re-appointment of Mr. Huang Long as director of the Company, with immediate effect, was considered and approved.

8,895,789,711 shares, representing approximately 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 1,268,000 shares were voted against.

	7.4	The re-appointment of Mr. Wu Dawei as director of the Company, with immediate effect, was considered and approved.

8,895,789,711 shares, representing approximately 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 1,268,000 shares were voted against.

7.5	The appointment of Mr. Liu Guoyue as director of the Company, with immediate effect, was considered and approved.

8,895,789,711 shares, representing approximately 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 1,268,000 shares were voted against.

7.6	The appointment of Mr. Fan Xiaxia as director of the Company, with immediate effect, was considered and approved.

8,895,789,711 shares, representing approximately 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 1,268,000 shares were voted against.

7.7	The re-appointment of Mr. Shan Qunying as director of the Company, with immediate effect, was considered and approved.

8,895,789,711 shares, representing approximately 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 1,268,000 shares were voted against.

7.8	The re-appointment of Mr. Xu Zujian as director of the Company, with immediate effect, was considered and approved.

8,895,789,711 shares, representing approximately 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 1,268,000 shares were voted against.

7.9	The appointment of Ms. Huang Mingyuan as director of the Company, with immediate effect, was considered and approved.

8,895,789,711 shares, representing approximately 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 1,268,000 shares were voted against.

7.10	The re-appointment of Mr. Liu Shuyuan as director of the Company, with immediate effect, was considered and approved.

8,895,789,711 shares, representing approximately 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 1,268,000 shares were voted against.

7.11	The re-appointment of Mr. Liu Jipeng as independent non-executive director of the Company, with immediate effect, was considered and approved.

8,895,789,711 shares, representing approximately 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 1,268,000 shares were voted against.

7.12	The re-appointment of Mr. Yu Ning as independent non-executive director of the Company, with immediate effect, was considered and approved.

8,895,789,711 shares, representing approximately 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 1,268,000 shares were voted against, was considered and approved.

	7.13	The appointment of Mr. Shao Shiwei as independent non-executive director of the Company, with immediate effect.

8,895,789,711 shares, representing approximately 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 1,268,000 shares were voted against.

	7.14	The appointment of Mr. Zheng Jianchao as independent non-executive director of the Company, with immediate effect, was considered and approved.

8,895,789,711 shares, representing approximately 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 1,268,000 shares were voted against.

	7.15	The appointment of Mr. Wu Liansheng as independent non-executive director of the Company, with immediate effect, was considered and approved.

8,895,789,711 shares, representing approximately 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 1,268,000 shares were voted against.

8.	Proposal regarding the appointment of the new session of the Supervisory Committee of the Company:

	8.1	The re-appointment of Mr. Guo Junming as supervisor of the Company, with immediate effect, was considered and approved.

8,860,444,206 shares, representing approximately 99.59% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 36,613,505 shares were voted against.

	8.2	The re-appointment of Ms. Yu Ying as supervisor of the Company, with immediate effect, was considered and approved.

8,860,444,206 shares, representing approximately 99.59% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 36,613,505 shares were voted against.

	8.3	The appointment of Ms. Wu Lihua as supervisor of the Company, with immediate effect, was considered and approved.

8,860,444,206 shares, representing approximately 99.59% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 36,613,505 shares were voted against.

8.4	The re-appointment of Mr. Gu Jianguo as supervisor of the Company, with immediate effect, was considered and approved.

8,860,444,206 shares, representing approximately 99.59% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 36,613,505 shares were voted against.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
14 May 2008

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

CHANGE OF SESSIONS OF BOARD OF DIRECTORS
AND SUPERVISORY COMMITTEE

The members of the new sessions of the board of directors and supervisory committee of the Company were elected at the 2007 annual general meeting of the Company held on 13 May 2008.

The tenure of the office of each of Mr. Na Xizhi, Mr. Ding Shida, Mr. Qian Zhongwei, Mr. Xia Donglin, Mr. Wu Yusheng (as directors); and Mr. Shen Zongmin and Ms. Zou Cui (as supervisors) had ended on 13 May 2008, the date on which the term of the new session of the board of directors and the new session of the supervisory committee commenced.

The members of the new sessions of the board of directors and supervisory committee of Huaneng Power International Inc. (the “Company”) were elected at the 2007 annual general meeting of the Company held on 13 May 2008. Biographies of the members of the new sessions of the board of directors and the supervisory committee are set out below:

DIRECTORS

Mr. Li Xiaopeng

Li Xiaopeng, aged 48, is re-appointed as the Chairman of the Company. He is the President of China Huaneng Group (“Huaneng Group”) as well as Chairman and President of Huaneng International Power Development Corporation (“HIPDC”). Mr. Li previously served as the Vice President, President and Vice Chairman of the Company as well as Vice President, President and Vice Chairman of HIPDC, Chairman of Huaneng Group and Vice President of State Power Corporation. Before joining HIPDC, he had successively served as Engineer of the Power System Research Division, as Deputy Division Chief of the Planning and Operations Division, and as General Manager of the Power Technology and Economic Research Division, Electric Power Research Institute. He graduated from the North China Institute of Electric Power specializing in power plants and power systems holding a bachelor’s degree. He is a senior engineer.

Mr. Li Xiaopeng has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Li Xiaopeng does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Mr. Li Xiaopeng will enter into a service agreement in relation to the appointment of Mr. Li Xiaopeng as director of the Company. Mr. Li Xiaopeng will be entitled to director's emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Li Xiaopeng which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Huang Yongda

Huang Yongda, aged 50, is re-appointed as the Vice Chairman of the Company. He is also the Vice President of Huaneng Group and a Director of HIPDC. He previously served as the Deputy Director of the Economic Moderation and State Asset Supervision Office of Ministry of Power Industry, Deputy Director of the General Office of the Ministry of Power Industry, Deputy Officer of the Finance and Asset Management Department of State Power Corporation, Deputy Director of the Power Department of the State Economic and Trade Commission, President of Jiangxi Province Power Corporation. He also concurrently served as the Vice President of HIPDC. Chairman of Xi’an Thermal Industrial Research Institute Limited Company and Huaneng Capital Services Limited Company and President of the Company. He graduated from China Renmin University, specializing in industrial financial accounting holding a Postgraduate Degree. He is a senior accountant.

Mr. Huang Yongda has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Huang Yongda does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Mr. Huang Yongda will enter into a service agreement in relation to the appointment of Mr. Huang Yongda as director of the Company. Mr. Huang Yongda will be entitled to director's emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Huang Yongda which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Huang Long

Huang Long, aged 54, is re-appointed as the Vice Chairman of the Company. He is the Vice President of Huaneng Group, Director of HIPDC and Chairman of China Hua Neng Group Hong Kong Limited. He previously served as Deputy General Manager and General Manager of the International Co-operation Department of HIPDC, and as Vice President and Secretary of the Board of Directors of the Company. He graduated with a M.S. degree from North Carolina State University in the U.S., specializing in communications and auto-control. He is a senior engineer.

Mr. Huang Long has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Huang Long does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Mr. Huang Long will enter into a service agreement in relation to the appointment of Mr. Huang Long as director of the Company. Mr. Huang Long will be entitled to director's emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Huang Long which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Wu Dawei

Wu Dawei, aged 54, is re-appointed as the Director of the Company. He is the Deputy Chief Engineer of Huaneng Group, President of Huaneng Group East China Branch, President of Huaneng International East China Branch Company, Chairman of Huaneng Shanghai Combine-cycled Limited Company and Chairman of Huaneng

Nanjing Jinling Power Generation Limited Company. He previously served as Deputy General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Deputy General Manager of Shanghai branch of the Company, the General Manager of Huaneng Shanghai Shidongkou Second Power Plant. He has obtained a Master of Business Administration degree from the Central Europe International Business School. He is a senior engineer.

Mr. Wu Dawei has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Wu Dawei does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Mr. Wu Dawei will enter into a service agreement in relation to the appointment of Mr. Wu Dawei as director of the Company. Mr. Wu Dawei will be entitled to director's emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Wu Dawei which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Liu Guoyue

Liu Guoyue, aged 44, is newly appointed as the Director of the Company. He is the President of the Company, Director of Shanghai Times Navigation Transportation Limited Company, Director of Xian Thermal Research Institute Limited Company, Chairman of Hebei Hanfeng Power Generation Limited Liability Company, Huaneng Yushe Power Generation Limited Company, Chairman of Tianjin Huaneng Yangliuqing Thermal Limited Company, Chairman of Huaneng Pingliang Power Generation Limited Company and Vice Chairman of Shanxi International Power Guanghua Power Generation Limited Company. Mr. Liu Guoyue served as Deputy General Manager, Director of the Company, Deputy Manager (Deputy Director) and Manager (Director) of Huaneng Shijiazhuang Branch (Shang’an Power Plant) and Director of Huaneng Dezhou Power Plant. He graduated from Guanghua Management Institute Beijing University, with a master degree (EMBA) in business administration. He is a senior engineer.

Mr. Liu Guoyue has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Liu Guoyue does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Mr. Liu Guoyue will enter into a service agreement in relation to the appointment of Mr. Liu Guoyue as director of the Company. Mr. Liu Guoyue will be entitled to director's emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Liu Guoyue which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Fan Xiaxia

Fan Xiaxia, aged 45, is newly appointed as the Director of the Company. He is the Vice President of the Company, Chairman of Henan Huaneng Qinbei Power Generation Limited Company, Chairman of Huaneng Wuhan Power Generation Limited Company, Chairman of Huaneng Chongqing Luohuang Power Generation Limited Company and Chairman of Huaneng Hunan Yueyang Power Generation Limited Company. Mr. Fan Xiaxia previously served as Deputy Chief of General Administration Division of Engineering Department and Deputy Chief of

Construction Management Department of HIPDC, Deputy General Manager of the Company’s Nantong Branch, Deputy Manager of Construction Management Department of HIPDC, Deputy Manager and Manager of International Co-operation and Business Department of the Company, Manager of Construction Management Department of the Company, Assistant to President of the Company and General Manager of the Company’s Zhejiang Branch Yuhuan Power Plant Preparatory Office. He graduated from Beijing Construction Institute with a bachelor degree, specializing in civil engineering. He is a senior engineer.

Mr. Fan Xiaxia has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Fan Xiaxia does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Mr. Fan Xiaxia will enter into a service agreement in relation to the appointment of Mr. Fan Xiaxia as director of the Company. Mr. Fan Xiaxia will be entitled to director's emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Fan Xiaxia which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Shan Qunying

Shan Qunying, aged 54, is re-appointed the Director of the Company. He is the Vice President of Hebei Provincial Construction Investment Company, Chairman of Hebei Provincial Natural Gas Limited Company, Chairman of Hebei Construction Investment Power Fuel Management Limited Company, Vice Chairman of Guodian Construction Investment Inner Mongolia Energy Limited Company, Chairman of Hong Kong Yanshan Development Limited Company, Vice Chairman of Yanshan International Investment Limited Company and Director of Hebei Construction Investment New Energy Limited Company. He had been the Energy & Communication Division Chief of Hebei Provincial Construction Investment Company. He graduated from Management Institute of Tianjin University holding an EMBA degree. He is a senior engineer.

Mr. Shan Qunying has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Shan Qunying does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Mr. Shan Qunying will enter into a service agreement in relation to the appointment of Mr. Shan Qunying as director of the Company. Mr. Shan Qunying will be entitled to director's emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Shan Qunying which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Xu Zujian

Xu Zujian, aged 53, is re-appointed as the Director of the Company. He is the Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company, and Chairman of Jiangsu Investment Management Co. Ltd. He was Vice President of Jiangsu Provincial International Trust & Investment Corporation, President of Jiangsu Provincial Investment & Management Limited Liability Company, Director. He graduated from Liaoning Finance University majoring in infrastructure finance, holding a bachelor’s degree. He is a senior economist.

Mr. Xu Zujian has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Xu Zujian does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Mr. Xu Zujian will enter into a service agreement in relation to the appointment of Mr. Xu Zujian as director of the Company. Mr. Xu Zujian will be entitled to director's emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Xu Zujian which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Ms. Huang Mingyuan

Ms. Huang Mingyuan, aged 50, is newly appointed as the Director of the Company. She is the Vice President of Fujian Investment Enterprise Group Company, the President of Xiamen Fuda Photosensitive Materials Company Limited, a Director of Xiamen International Bank, Macau Luso International Bank and Guangfa Huafu Securities Company Limited. She had been the department head to the Management Office of Fujian Province Economic and Trade (Medicine) Committee, and the secretary general of the Leading Committee for Market Reorganization and Restructuring and Order of Economy. She graduated from the Business School of De Montfort University in the United Kingdom, specializing in business administration holding a Postgraduate Degree and was awarded a Master degree in business administration.

Ms. Huang Mingyuan has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Ms. Huang Mingyuan does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Ms. Huang Mingyuan will enter into a service agreement in relation to the appointment of Ms. Huang Mingyuan as director of the Company. Ms. Huang Mingyuan will be entitled to director's emoluments which are determined by the Board from time to time with reference to her duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Ms. Huang Mingyuan which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is she involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Liu Shuyuan

Liu Shuyuan, aged 57, is re-appointed as the Director of the Company. He is the Chairman of Liaoning Energy Investment (Group) Limited Liability Company. He previously served as the Deputy General Manager of Liaoning Provincial Trust and Investment Corporation, the Vice President, Director and President of Liaoning Changye (Group) Limited Liability Company (Liaoning Energy Corporation), Director, Chairman, and General Manager of Liaoning Energy Investment (Group) Limited Liability Company and Supervisor of the Company. He is a postgraduate of PRC Liaoning Province Communist Party School specializing in economic management. He is a senior economist and senior operating manager.

Mr. Liu Shuyuan has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Liu Shuyuan does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the

Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Mr. Liu Shuyuan will enter into a service agreement in relation to the appointment of Mr. Liu Shuyuan as director of the Company. Mr. Liu Shuyuan will be entitled to director's emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Liu Shuyuan which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is she involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Liu Jipeng

Liu Jipeng, aged 51, is re-appointed as the Independent Director of the Company. He is a Professor and mentor of master candidates of Capital Economic and Trade University, a professor and mentor of PhD candidates at the Law and Economics Research Centre at China University of Political Science and Law, Chairman of Beijing Standard Consulting Company Limited, independent director of Wanxiang Qianchao, Jiangzhong Pharmaceuticals. He was as the Chief of the Corporate Research Center of Capital Economic and Trade University, independent director of Haerbin Power, Hubei Cheqiao and Guodian Power. He graduated from the Economic Department of the graduate School of China Academy of Social Science with a master‘s degree in economics. He is a certified public accountant.

Mr. Liu Jipeng has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Liu Jipeng does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Mr. Liu Jipeng will enter into a service agreement in relation to the appointment of Mr. Liu Jipeng as an independent non-executive director of the Company. Mr. Liu Jipeng will be entitled to director's emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Liu Jipeng which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Yu Ning

Yu Ning, aged 53, is re-appointed as the Independent Director of the Company, independent director of Industrial Fund Management Limited Company. He is the Southern Science Park Development Limited Company, Guojin Securities Limited Company and the President of All China Lawyers Association. Mr. Yu Ning served as Deputy Director and Director of CCP Central Disciplinary Inspection Commission, practising lawyer at Beijing Times Highland Law Firm, part-time professor at Peking University, mentor of master postgraduates at the Law School of Tsinghua University and independent director of Jiangsu Lianyungang Port Co. Ltd. (a company listed on the Shanghai Stock Exchange). He graduated from the law department of Peking University with a LLB degree in 1983 and obtained a LLM degree specializing in economic law from the law department of Beijing University in 1996. He is a qualified lawyer.

Mr. Yu Ning has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Yu Ning does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Mr. Yu Ning will enter into a service agreement in relation to the appointment of Mr. Yu Ning as an independent non-executive director of the Company. Mr. Yu Ning will be entitled to director's emoluments which are determined by the

Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Yu Ning which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Shao Shiwei

Mr. Shao Shiwei, aged 62, is newly appointed as the Independent Director of the Company. He is the Consultant of Huadong Grid Network Company, the Chairman of the Supervisory Committee of Shanghai Electric Power Co., Ltd. (a company listed on the Shanghai Stock Exchange). He had been the Deputy Chief of the Electricity for Agriculture of the State Energy Department, the Chief of the Law and Regulation of the State Electricity Department, Assistant General Manager of the National Electric Power Company, Deputy Secretary General of the Office Department, the President of Huadong Yixing Water Pumping and Energy Reserve Company Limited, the President and General Manager of Huadong Grid Network Company. He graduated from the Central Communist Party School specializing in philosophy, political economy, science socialism. He is a senior engineer of professor level.

Mr. Shao Shiwei has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Shao Shiwei does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Mr. Shao Shiwei will enter into a service agreement in relation to the appointment of Mr. Shao Shiwei as an independent non-executive director of the Company. Mr. Shao Shiwei will be entitled to director's emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Shao Shiwei which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Zheng Jianchao

Mr. Zheng Jianchao, aged 68, is newly appointed as the Independent Director of the Company. He is the Deputy Chief of China Electrical Engineering Association, Honorary Vice Chancellor and President of China Electricity Science Research Institute and the Chief of the Science Technology Committee of China Guangdong Nuclear Power Group Corporation. He had been the Independent Director of HIPDC, the Vice President, andd Vice Chancellor and President of China Electrical Science Research Institute, Deputy Chief of the Academy of Science and Technology Committee of China Electricity Science Research Institute. In 1995, he had been elected as an associate member of China Technology Institute. He graduated from electrical machinery engineering faculty of Qinghua University, specializing in high voltage technology and holding a Postgraduate Degree. He is a senior engineer of professor level.

Mr. Zheng Jianchao has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Zheng Jianchao does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Mr. Zheng Jianchao will enter into a service agreement in relation to the appointment of Mr. Zheng Jianchao as an independent non-executive director of the Company. Mr. Zheng Jianchao will be entitled to director's emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Zheng Jianchao which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Wu Liansheng

Wu Liansheng, aged 37, is newly appointed as the Independent Director of the Company. He is a Professor, Ph. D. Tutor and Secretary General of the Light Management Institute of Beijing University and the Secretary General of the Accounting Faculty. After obtaining his doctorate, Mr. Wu Liansheng was engaged in a two year post-doctorate research in Xiamen University. Afterwards, he commenced working in the Light Management Institute of Beijing University as the Lecturer, Associate Professor, Professor, Ph. D. Tutor and concurrently served as the Deputy Secretary General and Secretary General of the Accounting Faculty. He graduated from Zhongnan University with a doctorate degree in Management (Accounting).

Mr. Wu Liansheng has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Wu Liansheng does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Mr. Wu Liansheng will enter into a service agreement in relation to the appointment of Mr. Wu Liansheng as an independent non-executive director of the Company. Mr. Wu Liansheng will be entitled to director's emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Wu Liansheng which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

SUPERVISORS

Mr. Guo Junming

Guo Junming, aged 42, is re-appointed as the Chairman of the Company’s Supervisory Committee. He is the Chief Accountant of Huaneng Group, Director of Huaneng Capital Services Limited Company, Shenzhen Special Economic Zone Securities Corporation and Great Wall Securities Company, and Vice Chairman of Shanxi Weihe Power Generation Limited Company. He was Deputy Chief of the Financial Department and Chief of the Financial Accounting Department of Grid Construction Branch Company (Grid Construction Department) of State Power Corporation, Deputy Manager of the Finance Department of Huaneng Group, Vice President and President of China Huaneng Finance Limited Liability Company, President of Huaneng Capital Services Limited Company, Deputy Chief Accountant and Manager of the Finance Department of Huaneng Group. He graduated from Shanxi Finance and Economic Institute specializing in business finance and accounting. He is a senior accountant.

Mr. Guo Junming has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Guo Junming does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Mr. Guo Junming will enter into a service agreement in relation to the appointment of Mr. Guo Junming as supervisor of the Company. Mr. Guo Junming will be entitled to emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the

Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Guo Junming which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Ms. Yu Ying

Ms. Yu Ying, aged 52, is re-appointed as the Vice Chairman of the Company’s Supervisory Committee. She is the President of Dalian Municipal Investment Corporation. Ms. Yu Ying served as Vice Director of Social Affair Department of Dalian Municipal Planning Commission, Director of Fixed Assets Investment Department of Dalian Municipal Planning Commission, Assistant to President of Dalian International Trusts Investment Corporation and Chairman and President of Dalian State-owned Asset Management Limited Company. She graduated from Liaoning University of Finance and Economics, specializing in finance and credit, with a master degree in Economics. She is a senior economist.

Ms. Yu Ying has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Ms. Yu Ying does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Ms. Yu Ying will enter into a service agreement in relation to the appointment of Ms. Yu Ying as supervisor of the Company. Ms. Yu Ying will be entitled to emoluments which are determined by the Board from time to time with reference to her duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Ms. Yu Ying which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is she involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Ms. Wu Lihua

Ms. Wu Lihua, aged 52, is newly appointed as the Supervisor of the Company. She is the Manager of Finance Department of HIPDC, the Supervisor of Huaneng Chaohu Power Company Limited. She had been the Deputy Manager of the Finance Department of HIPDC, Deputy Manager of the Finance Department and the Manager of Multi-Finance Department of the Company, Vice Chairman of the Preparatory Committee of Huaneng Insurance Company, Deputy General Manager of Yongcheng Property Insurance Holding Company Limited. She graduated from the People University (Second), specializing in Financial Accounting with a bachelor’s degree. She is a senior accountant.

Ms. Wu Lihua has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Ms. Wu Lihua does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Ms. Wu Lihua will enter into a service agreement in relation to the appointment of Ms. Wu Lihua as supervisor of the Company. Ms. Wu Lihua will be entitled to emoluments which are determined by the Board from time to time with reference to her duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Ms. Wu Lihua which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is she involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Gu Jianguo

Gu Jianguo, aged 41, is re-appointed as the Supervisor of the Company. He is the Director and President of Nantong Investment & Management Limited Company. Mr. Gu Jianguo served as Deputy Chief and Chief of General Department, Investment Department, Finance Department and Foreign Economic Affairs Department of the Nantong Municipal Planning Committee, Vice President of Nantong Ruici Investment Limited Company, Executive President of Ruici Hospital, President of Ruici (Maanshan) Development Limited Company; Chairman and President of Nantong Zhonghe Guarantee Limited Company, Chief Officer of Nantong Municipal Investment Management Centre and Director and President of Nantong Xinhongji Investment Management Limited Company. He graduated from Nanjing Aviation University holding a bachelor’s degree. He is a senior economist.

Mr. Gu Jianguo has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Gu Jianguo does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Mr. Gu Jianguo will enter into a service agreement in relation to the appointment of Mr. Gu Jianguo as supervisor of the Company. Mr. Gu Jianguo will be entitled to emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Gu Jianguo which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Also set out below the biographies of the two Staff representative supervisors of the Company whose appointment is not subject to approval in general meeting according to the Articles of Association of the Company:-

Mr. Wang Zhaobin

Mr. Wang Zhaobin, aged 52, is re-appointed as the Supervisor of the Company. He is the Supervisor and Manager of the Department for Managers’ Operation of HIPDC. He had been a Guidance Officer to the Middle League of the 52886 Team of the PRC Liberation Army, Deputy Secretary General of the Party Organisation Bureau of the PRC Energy Department, Chief of the Organisation Affairs Bureau of the PRC Electricity Department, Secretary of Human Affairs Department and Retirement Department of HIPDC, the Deputy Secretary of Communist Party Committee, Secretary of Communist Party Disciplinary Inspection Committee, Chairman of the Labour Union of Huaneng Beijing Electric Plant, Deputy Manager and Manager of Corporate Policy Division of HIPDC. He graduated from China Beijing Municipal Communist Party School, specializing in economic management, holding a bachelor’s degree. He is a corporate culture specialist.

Mr. Wang Zhaobin has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Wang Zhaobin does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Mr. Wang Zhaobin will enter into a service agreement in relation to the appointment of Mr. Wang Zhaobin as supervisor of the Company. Mr. Wang Zhaobin will be entitled to emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Wang Zhaobin which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Dai Xinmin

Mr. Dai Xinmin, aged 46, is newly appointed as the Supervisor of the Company. He is the Manager of the Audit and Supervisory Department of the Company. He had been the Deputy Chief of the Property Right Bureau to the State Owned Assets Management Committee, the Chief Accountant, Deputy Manager of the Finance Department of Huaneng Group, the Chief Accountant of Huaneng Comprehensive Property Rights Company and the Deputy Secretary General of the Asset Operation Department of Huaneng Group. He graduated from Shanghai Finance Institute, specializing in industrial economics and holding a bachelor’s degree. He is a senior economist.

Mr. Dai Xinmin has not held any directorship in any other listed public companies in the last three years.

Mr. Dai Xinmin does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). The Company and Mr. Dai Xinmin will enter into a service agreement in relation to the appointment of Mr. Dai Xinmin as supervisor of the Company. Mr. Dai Xinmin will be entitled to emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Dai Xinmin which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

The tenure of the office of each of Mr. Na Xizhi, Mr. Ding Shida, Mr. Qian Zhongwei, Mr. Xia Donglin, Mr. Wu Yusheng (as directors); and Mr. Shen Zongmin and Ms. ZouCui (as supervisors) had ended on 13 May 2008, the date on which the term of the new session of the board of directors and the new session of the supervisory committee commenced. For avoidance of doubt, each of Mr. Na Xizhi, Mr. Ding Shida, Mr. Qian Zhongwei, Mr. Xia Donglin, Mr. Wu Yusheng, Mr. Shen Zongmin and Ms. Zou Cui had informed the Company that he/she has no disagreement with the board of directors or, as the case may be, the supervisory committee and the there is no matter relating to the end of his/her tenure of office that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
14 May 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan
Title: Company Secretary

Date:    May 14, 2008